RESPONSE TO SEC COMMENT LETTER

245 Eighth Avenue, #108
New York, NY 10011

May 3, 2010

By Email

Ms. Song P. Brandon, Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Blockbuster Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 8, 2010, as amended on April 12, 2010
Filed by Gregory S. Meyer
File No. 001-15153

Dear Ms. Brandon:

Thank you for your comments to the above-referenced Preliminary Proxy Statement.  The purpose of this letter is to serve as a guide to my responses to your comments and to provide all of the information requested in your letter dated April 19th, 2010.

General

1.
Please find prior to Proposal Number 1 a section entitled ‘BACKGROUND DESCRIPTION OF CONTACTS BETWEEN MR. MEYER AND BLOCKBUSTER INC’ providing a thorough background description of the contacts between Blockbuster Inc. and Gregory S. Meyer leading up to this solicitation.

2.	Please note that the first page of the proxy statement and the form of proxy have been revised to be clearly marked as ‘Preliminary Proxy Copy.’

3.	Please note that the new annual meeting date has been reflected in the proxy statement and form of proxy.

4.	Please note that all blanks from the previous amendment have been completed.

The Proponent’s Nominee

5.
The following language has been added to the paragraph in question: ‘subject to any advance notice provisions which affect our ability to designate other nonimees.’  Additionally, this letter confirms that should we lawfully identify or nominate a substitute nominee before the meeting, we will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Solicitation of Proxies

6.   The phrase ‘by other means’ has been removed from the document.  Further, this letter confirms my understanding that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio, must be filed under the cover of Schedule 14A.

Incorporation by Reference

 7.   This letter confirms that our proxy will be disseminated after the distribution of the Blockbuster Inc. proxy statement.

Form of Proxy

8.  Please note that the amended filing corrects this issue and does not identify by name Blockbuster’s nominees.

9.  Please note that the proxy card has been clarified to indicate that the use of discretionary authority is only for matters unknown “a reasonable time before the solicitation.

Acknowledgements

As the filing person, I, Gregory S. Meyer, acknowledge the following:

•	I am responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please find attached a marked copy of the amendment to facilitate your review.

Please direct any questions to me by phone at (212) 444-8784, by facsimile at (212) 202-4760, or via email at gregmeyer7@gmail.com.  Please send all written correspondence to me at Gregory S. Meyer, 245 Eighth Ave, #108, New York, NY 10011.

Sincerely,

/s/ Gregory S. Meyer, CFA